Exhibit 99.2



                               CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In January 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002

----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
Group and Related               (X)                 ( ) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                                            %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and         Total
                                                                                                Type
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                          8,993,330,119         14.17%           7.93%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                          541,399,817           1.08%           0.48%
----------------------------------------------------------------------------------------------------------------------------
                                                     Operations in the Month
----------------------------------------------------------------------------------------------------------------------------
   Securities /        Securities         Inter     Operation             Day      Quantity     Price         Volume
   Derivatives      Characteristics       mediary                                                            (R$) (3)
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred                    Incorporation of       30    160.314.808
                                                    Acao Real
                                                    Participacoes S/A
                                                    by Pao de Acucar
                                                    S/A Industria e
                                                    Comercio
----------------------------------------------------------------------------------------------------------------------------
                                                    Total                        160.314.808
----------------------------------------------------------------------------------------------------------------------------
                                                         Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                                                                                           %
   Derivatives                   Securiteis Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                          8.993.330.119         14.17%           7.93%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                          381.085.009           0.76%           0.34%
----------------------------------------------------------------------------------------------------------------------------

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In January 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
                                (X)
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 ( ) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                                            %
   Derivatives                 Securities Characteristics                   Quantity       ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Common                          38,334,430,3500         60.40%           33.79%
----------------------------------------------------------------------------------------------------------------------------
      Shares                            Preferred                         7,332,819,981          14.67%           6.46%
----------------------------------------------------------------------------------------------------------------------------
                                                    Operations in the Month
----------------------------------------------------------------------------------------------------------------------------
   Securities /        Securities         Inter     Operation             Day      Quantity     Price         Volume
   Derivatives      Characteristics       mediary                                                            (R$) (3)
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred                    Incorporation of       30    160.314.808
                                                    Acao Real
                                                    Participacoes S/A
----------------------------------------------------------------------------------------------------------------------------
                                                    Total                        160.314.808
----------------------------------------------------------------------------------------------------------------------------
                                                   Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                                                                                           %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                          38,334,430,500        60.40%           33.79%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                         7,493,134,789         14.99%           6.60%
----------------------------------------------------------------------------------------------------------------------------

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In January 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
                                ( )
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 ( ) Management            ( )                        (X)
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                                            %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                               163                0%               0%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                           69,722,753          0.140%           0.061%
----------------------------------------------------------------------------------------------------------------------------
                                                 Operations in the Month
----------------------------------------------------------------------------------------------------------------------------
   Securities /        Securities         Inter         Operation         Day      Quantity     Price         Volume
   Derivatives      Characteristics       mediary                                                            (R$) (3)
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator Doria           Sell           21      160,000     R$ 72.50    R$ 11.600,00
                                      Atherino S/A
                                      Corretora de
                                      Valores
----------------------------------------------------------------------------------------------------------------------------
      Shares           Preferred      Fator Doria           Sell           26     1,200,000       R$       R$ 88.800,00
                                      Atherino S/A                                              74.00
                                      Corretora de
                                      Valores
----------------------------------------------------------------------------------------------------------------------------
      Shares                                             Total Sell                                        R$ 100.400,00
----------------------------------------------------------------------------------------------------------------------------
                                                           Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                                                                                           %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                          38,334,430,500        60.40%           33.79%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                         7,493,134,789         14.99%           6.60%
----------------------------------------------------------------------------------------------------------------------------
The difference between the initial balance and final balance refers to the composition of the technical committee

                                CONSOLIDATED FORM

 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In January 2004, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002


----------------------------------------------------------------------------------------------------------------------------
Company Name: Companhia Brasileira de Distribuicao - Grupo Pao de Acucar
----------------------------------------------------------------------------------------------------------------------------
                                ( )
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 (X) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                                            %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                           57,330,000           0.11%           0.05%
----------------------------------------------------------------------------------------------------------------------------
                                                         Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                                                                                           %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                           57,330,000           0.11%           0.05%
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
Company Name: Pao de Acucar S/A - Industria e Comercio
----------------------------------------------------------------------------------------------------------------------------
                                ( )
                        Controlling Company
----------------------------------------------------------------------------------------------------------------------------
Group and Related               ( )                 (X) Management            ( )                        ( )
     Persons             Board of Directors                             Fiscal Council         Technical and Consulting
                                                                                                      Committees
----------------------------------------------------------------------------------------------------------------------------
Initial Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities/                                                                                            %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                           150,853,559          86.92%           86.92%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                             4.101             75.37%           0.002%
----------------------------------------------------------------------------------------------------------------------------
                                                         Final Balance
----------------------------------------------------------------------------------------------------------------------------
   Securities /                                                                                           %
   Derivatives                   Securities Characteristics                   Quantity     ---------------------------------
                                                                                           Same Class and Type    Total
----------------------------------------------------------------------------------------------------------------------------
      Shares                               Common                           150,853,559          86.92%           86.92%
----------------------------------------------------------------------------------------------------------------------------
      Shares                             Preferred                             4,101             75.37%           0.002%
----------------------------------------------------------------------------------------------------------------------------